02018684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR - 1 2002
501

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE STRATEGIC ALLIANCE CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle,	NC	28001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha W. O'Brien (704) 983-5959
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Odom PLLC
(Name — *if individual, state last, first, middle name*)

408 Summit Drive	Sanford	North Carolina	27331-0071
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 2001, 19XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Christy D Stoner
Signature

President/CEO
Title

Anita F. Carpenter
Notary Public

Anita F. Carpenter My Commission Expires 7-1-03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DIXON ODOM PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2001 and 2000 the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Odom PLLC

January 15, 2002

408 Summit Drive
P.O. Box 70
Sanford, NC 27331-0070
919-776-0555, Fax 919-774-4246

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 829,822	$ 247,720
Restricted cash	35,000	35,000
Marketable securities (Note D)	40,320	-
Commissions receivable from clearing broker, net (Note C)	-	5,134
Other receivables	37,734	7,570
Due from Uwharrie Capital Corp (Note G)	14,655	-
Due from affiliate (Note F)	13,696	30,758
Investments not readily marketable (Note E)	20,669	801,615
Prepaid expenses	30,456	15,440
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $165,575 and $135,471, respectively	69,112	74,660
	$ 1,091,464	$ 1,217,897
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses and withheld amounts	$ 28,586	$ 29,932
Commissions payable to clearing broker, net (Note C)	1,688	-
	30,274	29,932
STOCKHOLDER'S EQUITY (Note B)		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 633,252 shares in 2001 and 582,135 shares in 2000	633,252	582,135
Additional paid-in capital	1,096,748	1,047,865
Accumulated deficit	(668,810)	(442,035)
	1,061,190	1,187,965
	$ 1,091,464	$ 1,217,897

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission income	$ 264,217	$ 330,011
Management fee income (Note F)	237,787	307,554
Other income	26,186	1,098
TOTAL REVENUE	528,190	638,663
EXPENSES		
Salaries and commissions	427,051	359,522
General and administrative	446,067	352,706
TOTAL EXPENSES	873,118	712,228
OPERATING LOSS	(344,928)	(73,565)
OTHER REVENUE		
Interest income	17,057	15,265
Equity in earnings of investee	-	24,577
Unrealized gain on marketable securities	3,280	-
TOTAL OTHER REVENUE	20,337	39,842
LOSS BEFORE INCOME TAXES	(324,591)	(33,723)
INCOME TAX CREDITS (Note G)	97,816	10,117
NET LOSS	$ (226,775)	$ (23,606)

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2001 and 2000

	Common stock		Additional paid-In capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount			
BALANCE, DECEMBER 31, 1999	533,139	$ 533,139	$ 996,861	$ (418,429)	$ 1,111,571
Issuance of common stock	48,996	48,996	51,004	-	100,000
Net loss	-	-	-	(23,606)	(23,606)
BALANCE, DECEMBER 31, 2000	582,135	582,135	1,047,865	(442,035)	1,187,965
Issuance of common stock	51,117	51,117	48,883	-	100,000
Net loss	-	-	-	(226,775)	(226,775)
BALANCE, DECEMBER 31, 2001	633,252	$ 633,252	$1,096,748	$ (668,810)	$ 1,061,190

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (226,775)	$ (23,606)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	30,105	19,842
Equity in earnings of investees	-	(24,577)
Unrealized gain on marketable securities	(3,280)	-
Increase in other receivables	(30,164)	(7,570)
Change in assets and liabilities:		
Increase in net amount of commissions due to clearing broker	6,822	2,677
Increase in net amount due from Uwharrie Capital Corp	(14,655)	(35,017)
Decrease in due from affiliate	17,062	84,837
(Increase) decrease in prepaid expenses	(15,016)	1,498
Increase (decrease) in accrued expenses and withheld amounts	(1,346)	11,407
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(237,247)	29,491
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in restricted cash	-	(35,000)
Purchase of marketable securities	(37,040)	-
Purchase of investments not readily marketable	-	(40,000)
Proceeds from sale of investments not readily marketable	780,946	-
Purchase of furniture and equipment	(24,557)	(50,211)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	719,349	(125,211)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	100,000	100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	100,000	100,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	582,102	4,280
CASH AND CASH EQUIVALENTS, BEGINNING	247,720	243,440
CASH AND CASH EQUIVALENTS, ENDING	$ 829,822	$ 247,720

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Restricted Cash

Restricted cash consists of funds held in reserve by the clearing broker/dealer against outstanding clearing charges owed to the broker/dealer.

Marketable Securities

The Company has implemented FAS 115 for the accounting for investments. Marketable equity securities are accounted for as trading securities and are stated at market value with unrealized gains and losses accounted for in current income from operations.

Investments Not Readily Marketable

Investments not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Tax Status

The Company and its parent file a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and minimum net capital requirements of approximately $852,282 and $100,000, respectively. At December 31, 2000, the Company had net capital and minimum net capital requirements of approximately $248,621 and $50,000, respectively.

NOTE C - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The Company also has direct selling agreements with certain mutual fund companies whereby transactions are introduced on a fully-disclosed basis. The clearing broker/dealer and the mutual fund companies carry all of the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer and the mutual fund companies may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer and the mutual fund companies.

NOTE D - MARKETABLE SECURITIES

Marketable securities classified as trading securities are recorded at fair value on the balance sheet, with the change in net unrealized holding gain or loss included in income from operations. Following is a summary of information relating to marketable securities classified as trading as of December 31, 2001.

Market value	$ 40,320
Cost	37,040
Holding gain	$ 3,280

NOTE E - INVESTMENTS NOT READILY MARKETABLE

The Company has an ownership interest in Uwharrie Heritage, LLC ("Uwharrie Heritage"), a North Carolina limited liability company. Uwharrie Heritage was formed on February 27, 1998 to purchase tracts of land with significant historic and/or scenic value in the Uwharrie Lakes Region of North Carolina. There is no market on a securities exchange and no independent publicly quoted market for this investment and, accordingly, its fair value is not readily determinable. The Company's ownership interest in Uwharrie Heritage was approximately 46% at December 31, 2000 and less than 3% at December 31, 2001. The Company accounted for its investment using the equity method through July 26, 2001 at which time the Company's ownership interest was reduced to less than 3% through a redemption of capital by Uwharrie Heritage in the amount of $780,946. Accordingly, subsequent to July 26, 2001, the Company began accounting for its investment using the cost method. As of December 31, 2001 and 2000, the carrying value of the Company's investment in Uwharrie Heritage was $20,669 and $801,615, respectively.

NOTE F - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $237,787 and $307,554 for the years ended December 31, 2001 and 2000, respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp which wholly owns the Company's sole stockholder, Bank of Stanly. During 2001, the Company began paying management fees in exchange for these services. Management fee expense amounted to $58,500 in 2001 and is included in the caption "General and administrative" in the accompanying 2001 statement of operations.

NOTE G - INCOME TAX MATTERS

The Company is a member of a group that files a consolidated federal income tax return. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group.

SUPPLEMENTARY INFORMATION

DIXON ODOM PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

Our report on our audits of the basic financial statements of The Strategic Alliance Corporation for the years ended December 31, 2001 and 2000 appears on page one. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Odom PLLC

January 15, 2002

408 Summit Drive
P.O. Box 70
Sanford, NC 27331-0070
919-776-0555, Fax 919-774-4246

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2001 and 2000

	2001	2000
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and withheld amounts	$ 28,586	$ 29,932
Clearing fees payable to clearing broker	2,368	1,375
Items not included in statement of financial condition and other adjustments		
None	-	-
TOTAL AGGREGATE INDEBTEDNESS	$ 30,954	$ 31,307
MINIMUM REQUIRED NET CAPITAL	$ 100,000	$ 50,000
NET CAPITAL		
Stockholder's equity	$1,061,190	$ 1,187,965
Deductions		
Nonallowable commissions receivable from clearing broker	13	18
Other receivables	66,085	38,328
Investments owned, not readily marketable	20,669	801,615
Prepaid expenses	30,757	16,073
Furniture and equipment	69,112	74,660
Haircut on securities owned	22,272	4,650
Other deductions	-	4,000
NET CAPITAL(1)	852,282	248,621
MINIMUM REQUIRED NET CAPITAL	100,000	50,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 752,282	$ 198,621
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.04 to 1	.13 to 1

(1) A reconciliation of net capital to the Company's December 31, 2001 and 2000 FOCUS II-A report is not necessary because there have been no adjustments.

DIXON ODOM PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the financial statements of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Strategic Alliance Corporation that we considered relevant to the objectives stated in Rule 17a-3(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and

408 Summit Drive
P.O. Box 70
Sanford, NC 27331-0070
919-776-0555, Fax 919-774-4246

not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dixon Odom PLLC

January 15, 2002